Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 12, 2015 — WNS (Holdings) Limited (NYSE: WNS), a leading global Business Process Management (BPM) provider, today announced that the annual general meeting of its shareholders will be held on Monday, September 28, 2015, beginning at 11:00 am (Jersey time), at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2015, containing its annual consolidated financial statements for the financial year ended March 31, 2015 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on May 5, 2015. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 12, 2015.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Computershare Company Secretarial Services (Jersey) Limited, of Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Client Secretariat, telephone: +44 (0)1534 281 800) or anupama.pai@wns.com, attention: Anupama Pai.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2015, WNS had 29,672 professionals across 37 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Investors Contact:

David Mackey

Investor Relations

david.mackey@wns.com